CONSENT

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the reports titled “Technical Report of the Aurora Uranium Project, Malheur County, Oregon” dated September 30, 2005; the Technical Report regarding the Hosta Butte Property, McKinley County, New Mexico dated April 18, 2006; “Technical Report regarding Section 24 of the Crownpoint Property, McKinley County, New Mexico” dated March 2, 2006 and “Technical Report regarding Section 19/29 of the Crownpoint Property” dated April 7, 2006 (collectively, the “Reports”) and any extracts from or summaries of the Reports in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Reports that supports the disclosure, and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Reports or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

Date: June 25, 2007

DORADO MINERALS

By:	“Gregory Myers”

Name:	Gregory Myers

Title:	President